UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On November 15, 2021, Gamida Cell Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

The information included under the captions “Recent Developments and Planned Presentations at ASH” “Third Quarter 2021 Financial Results” and “Expected Milestones in 2022” of the press release, as well as the Unaudited Interim Consolidated Financial Statements as of September 30, 2021 attached hereto as Exhibit 99.2 to this Form 6-K, are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-253720), the Company’s Registration Statement on Form F-3 (File No. 333-259472) and the Company’s Registration Statement on Form S-8 (File No. 333-238115).

Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this Report on Form 6-K and in our other filings with the United States Securities and Exchange Commission (the “SEC”), including the risk factors set forth in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 9, 2021, as amended on March 11, 2021. Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described in our Annual Report and our other SEC filings.

Exhibits

99.1	Press release dated November 15, 2021, Gamida Cell Reports Third Quarter 2021 Financial Results and Provides Company Update
99.2	Unaudited Interim Consolidated Financial Statements of September 30, 2021
101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Interim Consolidated Statements of Financial Position, (ii) Interim Consolidated Statements of Comprehensive Loss, (iii) Interim Consolidated Statements of Changes in Shareholders Equity, (iv) Interim Consolidated Statements of Cash Flows, and (v) the Notes to Interim Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

November 15, 2021	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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